            Morgan Stanley Emerging Markets Domestic Debt Fund, Inc.
                           1221 Avenue of the Americas
                               New York, NY 10020

March 21, 2007

Securities and Exchange Commission
Judiciary Plaza
100 F Street, NE
Washington, D.C.  20549
Attention:    Larry L. Greene, Division of Investment Management
              Mail Stop 0505

Re:      MORGAN STANLEY EMERGING MARKETS DOMESTIC DEBT FUND, INC.
         (FILE NOS. 811-22011; 333-140328)

Dear Mr. Greene:

Thank you for your comment letter dated March 5, 2007 regarding the registration statement on Form N-2 for Morgan Stanley Emerging Markets Domestic Debt Fund,
Inc. (the "Fund"), filed with the Securities and Exchange Commission on January
30, 2007. Below, we describe the changes made to the registration statement in response to the Staff's comments and provide any responses to or any supplemental explanations of such comments, as requested. These changes will be reflected in Pre-Effective Amendment No. 1 to the Fund's registration statement, which will be filed via EDGAR on or about March 21, 2007.

GENERAL
-------

COMMENT 1.        PLEASE STATE IN YOUR RESPONSE LETTER WHETHER THE NASD WILL
                  OR HAS REVIEWED THE PROPOSED TERMS AND ARRANGEMENTS OF THE
                  TRANSACTION INVOLVED IN THE REGISTRATION STATEMENT. IN THIS
                  CONNECTION INDICATE WHETHER THE NASD HAS REVIEWED THE PAYMENTS
                  BY THE ADVISER OF THE UPFRONT MARKETING AND STRUCTURING FEE
                  PAID TO MORGAN STANLEY & CO. INCORPORATED IN CONNECTION WITH
                  THE SALE OF FUND SHARES AS DISCUSSED UNDER THE CAPTION
                  "UNDERWRITERS." INDICATE ALSO WHETHER THE NASD AGGREGATED SUCH
                  PAYMENTS WITH SALES LOADS, SALES INCENTIVES OR OTHER FEES FOR
                  PURPOSES OF DETERMINING COMPLIANCE WITH NASD GUIDELINES ON
                  UNDERWRITER COMPENSATION.

                           Response 1. The registration statement has been filed
                           with the NASD and the marketing and structuring fee
                           agreement will be filed with the NASD. It is our
                           understanding that the NASD routinely takes into
                           consideration the

                                                                         Page 2

March 21, 2007

                           value of the marketing and structuring fee (and
                           similar fees), even though paid by the investment
                           adviser and not the Fund, when determining compliance
                           with NASD guidelines on underwriter compensation. The
                           underwriters will obtain clearance from the NASD
                           prior to the effective date of the offering.

COMMENT 2.        PLEASE SEE THE U.S. SECURITIES AND EXCHANGE COMMISSION, A
                  PLAIN ENGLISH HANDBOOK (1998). PLEASE REVIEW AND REVISE THE
                  DISCLOSURE WHERE IT APPEARS NECESSARY SO AS TO ASSURE
                  CONFORMITY WITH THE COMMISSION'S PLAIN ENGLISH REQUIREMENTS.
                  FOR EXAMPLE, REFORMAT THE DISCLOSURES APPEARING IN ALL CAPITAL
                  LETTERS AT THE END OF THE DISCUSSION CAPTIONED "TAX MATTERS."
                  PLEASE USE A DIFFERENT WAY TO MAKE THE DISCLOSURE PROMINENT.
                  EXPLAIN THE MEANING OF THE TERMS "EQUITIZE CASH" APPEARING
                  UNDER THE SUB-CAPTION "PROSPECTUS SUMMARY--THE FUND'S
                  INVESTMENTS." REVISE THE DISCLOSURE CAPTIONED "THE FUND'S
                  INVESTMENTS--INVESTMENT OBJECTIVES AND POLICIES" SO AS TO
                  PRESENT THE INFORMATION IN MORE THAN ONE DENSELY CONSTRUCTED
                  PARAGRAPH. THE DISCUSSION CAPTIONED "THE FUND'S
                  INVESTMENTS--THE FUND'S INVESTMENTS" APPEARS TO LIST THOSE
                  INVESTMENTS OVER THE NEXT NINETEEN PAGES. WE SUGGEST YOU
                  INDENT THE DISCUSSION TO ASSIST THE READER IN FOLLOWING THE
                  STRUCTURE OF THIS DISCUSSION. LASTLY, THE FOLLOWING ITEMS
                  SHOULD BE REVISED, AS FOLLOWS: I) UNDER THE SUB-CAPTION
                  "PREFERRED SHARES" THE THIRD AND FOURTH SENTENCES ARE
                  REDUNDANT AND ONE SHOULD BE DELETED, AND II) DELETE THE PHRASE
                  "OR INFLATION LINKED BOND" FROM THE INITIAL SENTENCE OF THE
                  DISCLOSURE SUB-CAPTIONED "YANKEE DOLLAR OBLIGATIONS,
                  EUROBONDS, GLOBAL BONDS," IN LIGHT OF A DISCUSSION BEARING
                  THAT SUB-CAPTION APPEARING IMMEDIATELY ABOVE IT.

                           Response 2. The disclosure appearing in all capital
                           letters at the end of the discussion captioned "Tax
                           Matters" will appear in bold and not all capital
                           letters in the printed prospectus. The term "equitize
                           cash" under the sub-caption "Prospectus Summary--The
                           Fund's Investments" has been clarified. The
                           disclosure under the heading "The Fund's
                           Investments--Investment Objectives and Policies" has
                           been split into two paragraphs. The discussion under
                           the heading "The Fund's Investments--The Fund's
                           Investments" has been indented. With respect to the
                           disclosure under the sub-caption "Preferred Shares,"
                           we respectfully acknowledge your comment but believe
                           that the current disclosure is not redundant. In
                           addition, the phrase "or inflation linked bond" has
                           been deleted from the initial sentence of the
                           disclosure sub-captioned "Yankee Dollar Obligations,
                           Eurobonds, Global Bonds." We have also reviewed the
                           disclosure in the full prospectus to assure
                           conformity with the Commission's plain English
                           requirements.

COMMENT 3.        THE WORD "DOMESTIC" IN THE FUND'S NAME TO A TYPICAL INVESTOR
                  MEANS THE U.S. OR NATIVE TO THIS COUNTRY. CONSIDER WHETHER
                  INVESTORS MAY BE CONFUSED BY THE WORD IN THE FUND'S NAME AND
                  WHETHER IT SHOULD BE CHANGED.

                                                                         Page 3

March 21, 2007

                           Response 3. We respectfully acknowledge your comment,
                           but we believe the use of the words "Emerging
                           Markets" before the word "Domestic" in the name of
                           the Fund makes clear that we are referring to the
                           domestic debt of emerging market countries. The
                           United States is not an emerging markets country, and
                           the list of emerging market countries in which the
                           Fund may invest does not include the United States.
                           In addition, the Fund's 80% policy makes clear what
                           the word "domestic" is referring to local currency
                           debt of emerging market countries.

COMMENT 4.        EXPLAIN THE FUND'S PLAN FOR ADDRESSING ITS OBLIGATION TO FILE
                  REPORTS WITH RESPECT TO THE FIDELITY BOND COVERAGE REQUIRED BY
                  RULE 17G-1 UNDER THE INVESTMENT COMPANY ACT OF 1940 (THE "1940
                  ACT").

                           Response 4. The Fund plans to comply with Rule 17g-1
                           under the 1940 Act by filing its fidelity bond
                           electronically with the Commission.

COMMENT  5.       THE TABLE ON THE COVER RELATES TO THE AMOUNT OF SECURITIES
                  BEING REGISTERED. CONFIRM THAT SECURITIES USED TO FULFILL
                  OVER-ALLOTMENTS, IF ANY, WILL BE INCLUDED IN THE TABLE ON THE
                  FACING PAGE OF THE REGISTRATION STATEMENT.

                           Response 5. The amount of shares registered with the
                           Commission and disclosed on the filing cover sheet
                           will include the over-allotment shares.

COMMENT 6.        CHECK THE APPROPRIATE BOXES ON THE COVER OF THE REGISTRATION
                  STATEMENT.

                           Response 6. The boxes designating that the
                           registration statement was being filed pursuant to
                           the Securities Act of 1933 and the 1940 Act were
                           checked in connection with the initial filing. The
                           boxes designating the appropriate amendments to the
                           registration statement will be filed in connection
                           with Pre-Effective Amendment No. 1.

PROSPECTUS COVER
----------------

COMMENT 7.        CONFIRM THAT THE DISCLOSURE ON THE COVER AND ELSEWHERE IN THE
                  DOCUMENT MEETS THE TYPE SIZE REQUIREMENTS OF RULE 420 UNDER
                  REGULATION C OF THE SECURITIES ACT.

                           Response 7. The disclosure on the cover and elsewhere
                           in the registration statement meets the type size
                           requirements of Rule 420 under Regulation C of the
                           Securities Act.

COMMENT 8.        ADD DISCLOSURE TO THE EFFECT THAT AN INVESTMENT IN THE FUND
                  INVOLVES SUBSTANTIAL RISK. IN THIS CONNECTION, SEE ITEM 1.J.
                  OF FORM N-2 REGARDING FUNDS WITH SPECULATIVE OR HIGH RISK
                  POLICIES.

                                                                         Page 4

March 21, 2007

                           Response 8. The disclosure required by Item 1.j. of
                           Form N-2 is currently included on the cover page of
                           the prospectus.

COMMENT 9.        COVER PAGE DISCLOSURE STATES: "THE DEBT OBLIGATIONS INCLUDE
                  (I) SOVEREIGN DEBT OBLIGATIONS (AS DEFINED HEREIN) . . ."
                  CLARIFY THE MEANING OF THE UNDERLINED CLAUSE.

                           Response 9. The phrase "(as defined herein)" has been
                           replaced with "(as defined on page 2 in "Prospectus
                           Summary--The Fund's Investments")."

COMMENT 10.       THE NEXT SENTENCE STATES: "FOR PURPOSES OF THE FUND'S
                  POLICIES, AN ISSUER IS LOCATED IN AN EMERGING MARKET COUNTRY
                  IF (I) THE PRINCIPAL TRADING MARKET FOR ITS SECURITIES IS IN
                  AN EMERGING MARKET COUNTRY, . . . OR (III) IT IS A GOVERNMENT
                  ENTITY OF, IS ORGANIZED UNDER THE LAWS OF, OR HAS A PRINCIPAL
                  OFFICE IN, AN EMERGING MARKET COUNTRY." IN OUR VIEW
                  INVESTMENTS DEEMED TO SATISFY THE FUND'S EMERGING MARKET TEST
                  SHOULD SATISFY (I) AND (III) ABOVE, EXCEPT THAT THE UNDERLINED
                  PROVISION IS SUFFICIENT STANDING ALONE.

                           Response 10. We respectfully acknowledge your
                           comment; however, we believe that the current
                           definition of an emerging market country is
                           consistent with the Adopting Release for Rule 35d-1
                           under the 1940 Act in that all three prongs would
                           expose the Fund's assets to the economic fortunes and
                           risks of the countries indicated by the Fund's name.
                           In addition, there are numerous instances where this
                           definition is used for other registered investment
                           companies that invest in emerging market countries.

                           We will, however, add the following sentence in the
                           section "The Fund's Investments--Investment
                           Objectives and Policies" following the description of
                           what constitutes an issuer located in an emerging
                           market country: "Certain of the issuers that fall
                           within categories (ii) and (iii) above may or may not
                           have a principal trading market in an emerging market
                           country and, while exposing the Fund's assets to the
                           economic benefits of investing in an emerging market
                           country, may not do so to the same extent as an
                           issuer with a principal trading market in an emerging
                           market country."

COMMENT 11.       OTHER DISCLOSURE STATES THAT: "THE FUND MAY INVEST IN EMERGING
                  MARKET COUNTRIES SUCH AS INDONESIA, MALAYSIA, THAILAND, THE
                  CZECH REPUBLIC, HUNGARY, POLAND, RUSSIA, SLOVAKIA, TURKEY,
                  SOUTH AFRICA, BRAZIL, CHILE, COLOMBIA, MEXICO AND PERU." IN
                  LIGHT OF THE UNDERLINED CLAUSE CONFIRM THAT THE FUND'S
                  INVESTMENTS WILL NOT ALSO INCLUDE ISSUERS OR COMPANIES LOCATED
                  IN CHINA, SUDAN, NORTH KOREA, IRAN, SYRIA OR CUBA.

                           Response 11. The Fund may invest in issuers or
                           companies located in China, Sudan, North Korea, Iran,
                           Syria or Cuba or that have dealings or

                                                                         Page 5

March 21, 2007

                           contacts with countries identified by the U.S. State
                           Department as state sponsors of terrorism or
                           countries subject to sanctions administered by the
                           U.S. Treasury Department's Office of Financial Assets
                           Control. We have added risk disclosure to the
                           prospectus to address the risks involved in such
                           investments.

COMMENT 12.       LATER DISCLOSURE STATES THAT: "THE FUND MAY ALSO INVEST IN
                  WARRANTS, STRUCTURED INVESTMENTS OR OTHER STRATEGIC
                  TRANSACTIONS, WHICH MAY BE USED TO MAINTAIN EXPOSURE OF AT
                  LEAST 80% OF ITS ASSETS TO (SIC) DEBT OBLIGATIONS OF ISSUERS
                  LOCATED IN EMERGING MARKET COUNTRIES THAT ARE DENOMINATED IN
                  THE LOCAL CURRENCY." CONFIRM, IF ACCURATE, THAT 80% OF THE
                  FUND'S INVESTMENTS MAY CONSIST ENTIRELY OF ANY OR ALL OF THE
                  ENUMERATED INSTRUMENTS, I.E., THAT SUCH INSTRUMENTS ARE DEEMED
                  TO BE THE ECONOMIC EQUIVALENT OF THE FUND'S INTENDED DEBT
                  INVESTMENTS. EXPLAIN THE MANNER IN WHICH THE FUND'S STRATEGIC
                  INVESTMENTS ARE BELIEVED TO BE THE ECONOMIC EQUIVALENT OF A
                  DIRECT INVESTMENT IN THE FUND'S CHOSEN DEBT SECURITIES.

                           Response 12. While 80% of the Fund's investments may
                           consist entirely of investments in warrants,
                           structured investments or other strategic
                           transactions, we do not currently expect that to be
                           the case. The Fund's Strategic Transactions are
                           believed to be the economic equivalent of a direct
                           investment in the Fund's chosen debt securities
                           because they would expose the Fund's assets to the
                           economic fortunes and risks of the countries or
                           geographic regions indicated by the Fund's name
                           consistent with the Adopting Release for Rule 35d-1
                           under the 1940 Act. For clarification purposes, we
                           have added the following disclosure: "Under certain
                           limited circumstances, the Fund's investments may be
                           all or substantially all invested in warrants,
                           structured investments or other Strategic
                           Transactions."

COMMENT 13.       THE COVER PAGE SHOULD BE FORMATTED SUCH THAT THE DISCLOSURE
                  THAT BEGINS WITH THE SUB-CAPTION "NO PRIOR HISTORY" MORE
                  CLEARLY APPEARS AS A SEPARATE PARAGRAPH.

                           Response 13. The requested change has been made and
                           "No Prior History" has also been bolded.

COMMENT 14.       DISCLOSURE FOLLOWING THE PRICE TABLE INDICATES THAT THE FUND'S
                  ADVISER WILL PAY A MARKETING AND STRUCTURING FEE TO THE
                  UNDERWRITER. WHAT SERVICES ARE RECEIVED IN RETURN FOR THE FEE?
                  DIFFERENTIATE THESE SERVICES FROM THOSE PROVIDED BY THE
                  ADVISOR.

                           Response 14. The disclosure has been revised
                           accordingly. The services to be provided by the
                           underwriter to the Adviser are unrelated to the
                           Adviser's

                                                                         Page 6

March 21, 2007

                           function of advising the Fund as to the Fund's
                           investments in portfolio securities. Instead, the
                           marketing and structuring fee compensates the
                           underwriter for its work with the Adviser to design a
                           fund that will appeal to investors, using the
                           underwriter's current knowledge of and experience
                           with the investment objectives of its customer base
                           and its experience in marketing other closed-end
                           funds. This service is of value to the Adviser
                           because it helps to facilitate a successful offering,
                           thereby enhancing and maintaining the Adviser's
                           reputation in the closed-end fund market.

COMMENT 15.       A DISCLAIMER REGARDING INSURED INSTITUTIONS APPEARS
                  IMMEDIATELY PRIOR TO THE TABLE OF CONTENTS. DISCLOSURE SIMILAR
                  TO THIS DISCLAIMER IS REQUIRED BY FORM N-1A FOR FUNDS SOLD
                  THROUGH BANKS. EXPLAIN ANY SPECIAL SIGNIFICANCE OF THIS
                  DISCLOSURE APPEARING IN THIS FILING.

                           Response 15. There is no special significance to this
                           disclosure appearing in the prospectus. This is
                           disclosure that generally is included in the
                           prospectuses for closed-end funds.

PROSPECTUS

COMMENT 16.       DISCLOSURE SUB-CAPTIONED "PROSPECTUS SUMMARY--INVESTMENT
                  OBJECTIVES AND POLICIES" DEFINES THE TERM "MANAGED ASSETS."
                  CONFIRM TO THE STAFF THAT THIS DEFINITION IS EQUIVALENT TO NET
                  ASSETS PLUS BORROWING FOR INVESTMENT PURPOSES. THE SUB-CAPTION
                  ALSO CONTAINS DISCLOSURE WHICH STATES THAT THE FUND'S DEBT
                  OBLIGATIONS INCLUDE, DEBT OBLIGATIONS OF NON-GOVERNMENTAL
                  ISSUERS LOCATED IN EMERGING MARKET COUNTRIES, INCLUDING BONDS,
                  CONVERTIBLE SECURITIES AND COMMERCIAL PAPER. LIST ALL OF THE
                  INDICATED TYPES OF SECURITIES IN WHICH THE FUND CONTEMPLATES
                  MAKING INVESTMENTS.

                           Response 16. The term "Managed Assets" is equivalent
                           to net assets plus borrowing for investment purposes.
                           The prospectus indicates the types of investments in
                           which the Fund currently contemplates making
                           investments. For clarification, the disclosure has
                           been revised to state that the Fund's debt
                           obligations CURRENTLY include, debt obligations of
                           non-governmental issuers located in emerging market
                           countries, including bonds, convertible securities
                           and commercial paper.

COMMENT 17.       REVISE THE FOLLOWING DISCLOSURE APPEARING UNDER THE
                  SUB-CAPTION "PROSPECTUS SUMMARY--THE FUND'S INVESTMENTS" BY
                  CHANGING THE UNDERLINED WORD TO "WILL:" "THE FUND INTENDS TO
                  INVEST PRIMARILY IN DEBT OBLIGATIONS OF ISSUERS LOCATED IN
                  EMERGING MARKET COUNTRIES THAT ARE DENOMINATED IN THE LOCAL
                  CURRENCY."

                           Response 17. The disclosure has been revised
                           accordingly.

                                                                         Page 7

March 21, 2007

COMMENT 18.       A LATER SUB-CAPTION REGARDING CORPORATE DEBT INDICATES THAT
                  THE FUND'S INVESTMENTS IN SUCH DEBT: "WILL INCLUDE, BUT ARE
                  NOT LIMITED TO, FIXED RATE, FLOATING RATE, ZERO COUPON AND
                  INFLATION LINKED BONDS AND NOTES." LIST ALL OF THE INDICATED
                  TYPES OF SECURITIES IN WHICH THE FUND CONTEMPLATES MAKING
                  INVESTMENTS, EXCEPT SUCH INVESTMENTS DEEMED NOT MATERIAL.
                  CONFORM THE DISCLOSURES UNDER THE SUB-CAPTIONS REGARDING
                  "OTHER DEBT OBLIGATIONS" AND "CURRENCY," THAT IMMEDIATELY
                  FOLLOW THIS DISCUSSION.

                           Response 18. The prospectus currently includes a
                           discussion of all of the types of securities in which
                           the Fund contemplates making investments, except
                           those investments that are not deemed to be material,
                           and the corresponding risks of such investments. For
                           clarification, the word "currently" has been included
                           at the beginning of the above referenced phrase.

COMMENT 19.       DEFINE THE UNDERLINED TERM APPEARING UNDER THE DISCUSSION
                  SUB-CAPTIONED "STRATEGIC TRANSACTIONS" IN THE FOLLOWING
                  SENTENCE: "THE FUND MAY INVEST IN WARRANTS, STRUCTURED
                  INVESTMENTS AND VARIOUS OTHER STRATEGIC INVESTMENT
                  TRANSACTIONS DESCRIBED BELOW . . ." WITH RESPECT TO THE
                  VARIOUS TYPES OF DERIVATIVES LISTED IN THIS DISCLOSURE DISCUSS
                  AT AN APPROPRIATE LOCATION HOW THESE INSTRUMENTS ARE VALUED
                  FOR PURPOSES OF COMPLYING WITH THE FUND'S 80% TEST. THE LAST
                  PARAGRAPH OF THIS DISCUSSION STATES THAT: "THERE IS NO
                  LIMITATION ON THE EXTENT TO WHICH THE FUND MAY ENGAGE IN
                  CURRENCY HEDGING TRANSACTIONS." EXPLAIN THE MEANING OF THIS
                  STATEMENT TO THE STAFF IN LIGHT OF THE FUND'S 80% TEST.

                           Response 19. The word "strategic" has been deleted
                           from the above referenced sentence. In addition,
                           disclosure has been added to note that the
                           investments will be marked-to-market. The Fund may,
                           but does not intend to, engage in currency hedging
                           with respect to 100% of the Fund's portfolio. To the
                           extent that the currency hedging transactions provide
                           the Fund with exposure to the economic fortunes and
                           risks of the countries indicated by the Fund's name,
                           these transactions will be counted toward the 80%
                           policy.

COMMENT 20.       DISCLOSURE SUB-CAPTIONED "PROSPECTUS SUMMARY--USE OF LEVERAGE"
                  STATES: "IF THE FUND ISSUES PREFERRED SHARES, COSTS OF THAT
                  OFFERING (INCLUDING THE SALES LOAD PAID TO THE UNDERWRITER FOR
                  THE OFFERING OF THE PREFERRED SHARES) WILL BE BORNE
                  IMMEDIATELY BY THE HOLDERS OF THE COMMON SHARES AND RESULT IN
                  A REDUCTION OF THE NET ASSET VALUE OF THE COMMON SHARES."
                  EXPLAIN TO THE STAFF AND CONFIRM THE ACCURACY OF THE
                  UNDERLINED STATEMENT THAT COMMON SHAREHOLDERS PAY THE SALES
                  LOAD FOR PURCHASES OF PREFERRED SHARES.

                           Response 20. Because the sales load paid to the
                           underwriters for the offering of the Preferred Shares
                           comes out of the proceeds that the Fund

                                                                         Page 8

March 21, 2007

                           receives, the sales load will be borne indirectly by
                           the holders of the common shares, resulting in a
                           reduction in the net asset value of the common
                           shares.

COMMENT 21.       REVISE THE FIRST PARAGRAPH OF THE DISCUSSION SUB-CAPTIONED
                  "PROSPECTUS SUMMARY--PRINCIPAL RISKS OF THE FUND--INVESTMENTS
                  IN EMERGING MARKETS" TO INDICATE THAT INVESTING IN EMERGING
                  MARKET SECURITIES INVOLVES SPECIAL CONSIDERATIONS NOT
                  TYPICALLY ASSOCIATED WITH INVESTING IN THE SECURITIES OF OTHER
                  FOREIGN OR U.S. ISSUERS.

                           Response 21. The disclosure has been revised
                           accordingly.

COMMENT 22.       THE DISCUSSION SUB-CAPTIONED "PROSPECTUS SUMMARY--PRINCIPAL
                  RISKS OF THE FUND--SOVEREIGN DEBT SECURITIES RISK" DISCLOSES
                  THAT SOME DEBTORS MAY BE UNWILLING TO REPAY THEIR OBLIGATIONS
                  AND THAT: "HOLDERS OF GOVERNMENT DEBT, INCLUDING THE FUND, MAY
                  BE REQUESTED TO PARTICIPATE IN THE RESCHEDULING OF SUCH DEBT
                  AND TO EXTEND FURTHER LOANS TO GOVERNMENT DEBTORS." ADD
                  DISCLOSURE INDICATING WHETHER THE FUND MAY INVEST IN DEFAULTED
                  SECURITIES.

                  IN IMPLEMENTING THE FUND'S INVESTMENT POLICIES AND STRATEGIES,
                  PLEASE BE AWARE THAT A FUND MAY NOT EXCLUDE FROM ITS
                  CONCENTRATION POLICY SECURITIES ISSUED BY A FOREIGN
                  GOVERNMENT. A FUND MAY NOT RESERVE FREEDOM OF ACTION TO
                  CONCENTRATE IN SECURITIES OF A FOREIGN GOVERNMENT WITHOUT
                  INDICATING WHEN AND UNDER WHAT SPECIFIC CONDITIONS ANY CHANGES
                  BETWEEN CONCENTRATION AND NON-CONCENTRATION WILL BE MADE.

                           Response 22. Disclosure noting that the Fund may
                           invest in defaulted securities has been added to the
                           prospectus. The Fund is aware of the Commission's
                           stance on concentration policies.

COMMENT 23.       DISCLOSURE SUB-CAPTIONED "PROSPECTUS SUMMARY--PRINCIPAL RISKS
                  OF THE FUND--NET ASSET VALUE DISCOUNT" STATES: "BECAUSE THE
                  MARKET PRICE OF THE FUND'S SHARES MAY BE DETERMINED BY FACTORS
                  SUCH AS NET ASSET VALUE, THERE IS AN INCREASED RISK THAT THE
                  FUND WILL TRADE AT A DISCOUNT TO ITS NET ASSET VALUE FOR A
                  PERIOD FOLLOWING THE OFFERING." THE SENTENCE IS CONFUSING AND
                  SHOULD BE REVISED.

                           Response 23. The disclosure has been revised
                           accordingly.

COMMENT 24.       DISCLOSURE SUB-CAPTIONED "PROSPECTUS SUMMARY--PRINCIPAL RISKS
                  OF THE FUND--CONVERTIBLE SECURITIES RISK" STATES: "THE FUND
                  MAY INVEST IN CONVERTIBLE SECURITIES RATED BELOW INVESTMENT
                  GRADE." CHARACTERIZE THESE SECURITIES AS "JUNK."

                           Response 24. The disclosure has been revised
                           accordingly.

                                                                         Page 9

March 21, 2007

COMMENT 25.       REVISE THE DISCUSSION SUB-CAPTIONED "PROSPECTUS
                  SUMMARY--PRINCIPAL RISKS OF THE FUND--STRUCTURED PRODUCTS
                  RISK" TO MORE CLEARLY DESCRIBE THE ISSUERS OR ENTITIES
                  REFERRED TO THEREUNDER, INCLUDING WHETHER SUCH ISSUERS ARE
                  EXEMPT UNDER THE 1940 ACT.

                           Response 25. The disclosure has been revised
                           accordingly.

COMMENT 26.       REVISE THE DISCUSSION SUB-CAPTIONED "PROSPECTUS
                  SUMMARY--PRINCIPAL RISKS OF THE FUND--PREFERRED SHARE RISK" TO
                  REFLECT THE MANAGERS CONFLICT OF INTEREST WITH RESPECT TO THE
                  ISSUANCE OF SUCH SHARES IN LIGHT OF THE FACT THAT THE
                  ADVISER'S FEE IS BASED ON MANAGED ASSETS.

                           Response 26. The disclosure has been revised
                           accordingly.

COMMENT 27.       DISCLOSURE SUB-CAPTIONED "PROSPECTUS SUMMARY--PRINCIPAL RISKS
                  OF THE FUND--GENERAL LEVERAGE RISK" STATES: "THE ADVISER
                  NEVERTHELESS MAY DETERMINE TO CONTINUE TO USE LEVERAGE IF IT
                  EXPECTS THAT THE BENEFITS TO THE FUND'S STOCKHOLDERS WILL
                  OUTWEIGH THE RISK OF A REDUCED RETURN." EXPLAIN TO THE STAFF
                  WHY THE FUND WOULD EVER LEVERAGE IF THE COST EXCEEDED THE
                  RETURN.

                           Response 27. The Adviser may determine to continue to
                           use leverage even if it expects that the benefits to
                           the Fund's stockholders will outweigh the risk of a
                           reduced return in the event that the Adviser believes
                           that the continued use of leverage will benefit the
                           Fund's stockholders in the long-term.

COMMENT 28.       INFORM TO THE STAFF WHETHER THE 1.00% OF NET ASSETS FOR
                  ADVISORY FEES REFERENCED IN THE FEE TABLE IS EQUAL TO THE
                  1.00% OF MANAGED ASSETS REFERENCED EARLIER UNDER "PROSPECTUS
                  SUMMARY--ADVISER AND ADMINISTRATOR." ALTHOUGH THE ANNUAL
                  EXPENSES SEGMENT OF THE FEE TABLE CONTAINS A REFERENCE TO
                  FOOTNOTE 4, NO ACTUAL FOOTNOTE BEARING THAT NUMBER APPEARS IN
                  THE DISCLOSURE. CONVERSELY, FOOTNOTE 3 HAS NO TEXT REFERENCE.
                  CORRECT THESE ERRORS.

                  THE LINE ITEM "INTEREST PAYMENTS ON BORROWINGS" SHOULD BE
                  REVISED TO INCLUDE PAYMENTS ASSOCIATED WITH PREFERRED SHARES.

                  INDENT THE TABLE IN FOOTNOTE 3. FOLLOWING THE TABLE IN THIS
                  NOTE A PARAGRAPH APPEARS WHICH BEGINS WITH THE PHRASE: "THE
                  PURPOSE OF THE TABLE AND THE EXAMPLE . . ." IT IS UNCLEAR
                  WHETHER THIS PARAGRAPH IS PART OF NOTE 3 OR A SEPARATE
                  PARAGRAPH. REVISE THE FORMATTING TO CLARIFY THIS MATTER. THE
                  SECOND SENTENCE INCLUDES A REFERENCE TO THE FUND'S FISCAL YEAR
                  END. ON WHAT DATE WILL THE FUND'S YEAR END? THE LAST TWO
                  SENTENCES OF THE PARAGRAPH SHOULD BE MADE PROMINENT. SEE
                  INSTRUCTION 10.D. TO ITEM 3 OF FORM N-2.

                                                                         Page 10

March 21, 2007

                  MOREOVER, ALL FOOTNOTES TO THE FEE TABLE SHOULD BE MOVED SO AS
                  TO FOLLOW THE EXAMPLE.

                  REVISE THE PARAGRAPH CAPTIONED "EXAMPLE" BY DELETING THE WORD
                  "NET" FROM THE FOLLOWING CLAUSE: "ASSUMING (I) TOTAL NET
                  ANNUAL EXPENSES . . ."

                           Response 28. The advisory fee has been revised to
                           include the effects of issuing preferred shares as a
                           percentage of net assets as required by Form N-2. The
                           actual footnotes 3 and 4 have been included. The line
                           item "Interest Payments on Borrowings" will include
                           the payments associated with the issuance of
                           preferred shares equal to 25% of the Fund's total
                           assets (after issuance of the preferred shares). The
                           table in footnote 3 is currently indented. The format
                           of the paragraph that begins "The purpose of the
                           table" has been revised to make clear that it is not
                           part of footnote 3. The Fund's fiscal year end is
                           October 31. The last two sentences of the above
                           referenced paragraph have been made prominent. In
                           addition, all footnotes to the fee table have been
                           moved to follow the Example and the word "net" has
                           been deleted as requested.

COMMENT 29.       DISCLOSURE CAPTIONED "THE FUND'S INVESTMENTS--USE OF
                  SEGREGATED AND OTHER SPECIAL ACCOUNTS" DISCUSSES THE FUND'S
                  ASSET SEGREGATION POLICY. THE DISCUSSION NOTES THAT CERTAIN
                  OTC AND OCC OPTIONS CALL FOR CASH SETTLEMENT. THAT DISCLOSURE
                  SHOULD BE REVISED TO COVER THE SUBSTANCE OF THE SAMPLE
                  DISCLOSURE BELOW:

                  AS A CLOSED-END INVESTMENT COMPANY REGISTERED WITH THE SEC,
                  THE FUND IS SUBJECT TO THE FEDERAL SECURITIES LAWS, INCLUDING
                  THE 1940 ACT, RELATED RULES, AND VARIOUS SEC AND SEC STAFF
                  POSITIONS. IN ACCORDANCE WITH THESE POSITIONS, WITH RESPECT TO
                  CERTAIN KINDS OF DERIVATIVES, THE FUND MUST "SET ASIDE"
                  (REFERRED TO SOMETIMES AS "ASSET SEGREGATION") LIQUID ASSETS,
                  OR ENGAGE IN OTHER SEC-OR STAFF-APPROVED MEASURES, WHILE THE
                  DERIVATIVES CONTRACTS ARE OPEN. FOR EXAMPLE, WITH RESPECT TO
                  FORWARDS AND FUTURES CONTRACTS THAT ARE NOT CONTRACTUALLY
                  REQUIRED TO "CASH-SETTLE," THE FUND MUST COVER ITS OPEN
                  POSITIONS BY SETTING ASIDE LIQUID ASSETS EQUAL TO THE
                  CONTRACTS' FULL, NOTIONAL VALUE. WITH RESPECT TO FORWARDS AND
                  FUTURES THAT ARE CONTRACTUALLY REQUIRED TO "CASH-SETTLE,"
                  HOWEVER, THE FUND IS PERMITTED TO SET ASIDE LIQUID ASSETS IN
                  AN AMOUNT EQUAL TO THE FUND'S DAILY MARKED-TO-MARKET (NET)
                  OBLIGATIONS, IF ANY (I.E., THE FUND'S DAILY NET LIABILITY, IF
                  ANY), RATHER THAN THE NOTIONAL VALUE. BY SETTING ASIDE ASSETS
                  EQUAL TO ONLY ITS NET OBLIGATIONS UNDER CASH-SETTLED FORWARD
                  AND FUTURES CONTRACTS, THE FUND WILL HAVE THE ABILITY TO
                  EMPLOY LEVERAGE TO A GREATER EXTENT THAN IF THE FUND WERE
                  REQUIRED TO SEGREGATE ASSETS EQUAL TO THE FULL NOTIONAL VALUE
                  OF SUCH CONTRACTS. THE USE OF LEVERAGE INVOLVES CERTAIN RISKS.
                  SEE "RISK FACTORS." THE FUND RESERVES THE RIGHT TO MODIFY ITS
                  ASSET SEGREGATION POLICIES IN THE FUTURE TO

                                                                         Page 11

March 21, 2007

                  COMPLY WITH ANY CHANGES IN THE POSITIONS ARTICULATED FROM TIME
                  TO TIME BY THE SEC AND ITS STAFF.

                           Response 29. To the extent that the current
                           disclosure under "The Fund's Investments--Use of
                           Segregated and Other Special Accounts" does not cover
                           the proposed disclosure above, we have included
                           disclosure in the prospectus. Specifically, we have
                           added disclosure regarding the instances in which the
                           Fund may have the ability to employ leverage to a
                           greater extent and the final proposed sentence in the
                           proposed disclosure.

COMMENT 30.       DISCLOSURE CAPTIONED "THE FUND'S INVESTMENTS--OTHER
                  INVESTMENTS" DISCUSSES REVERSE REPURCHASE AGREEMENTS AND
                  DOLLAR ROLL TRANSACTIONS. ADD DISCLOSURE WHICH INDICATES THE
                  CONTEMPLATED EXTENT OR AMOUNT OF SUCH TRANSACTIONS.

                           Response 30. The disclosure has been revised
                           accordingly.

COMMENT 31.       REVISE THE FIRST PARAGRAPH OF THE DISCLOSURE CAPTIONED "THE
                  FUND'S INVESTMENTS--WARRANTS" SO AS TO CLEARLY INDICATE THAT
                  THE FUND EXPECTS TO INVEST IN FIXED INCOME AS WELL AS COMMON
                  STOCK WARRANTS, AS INDICATED IN THE SECOND PARAGRAPH OF THAT
                  DISCUSSION.

                           Response 31. The disclosure has been revised
                           accordingly.

COMMENT 32.       REVISE THE DISCLOSURE CAPTIONED "THE FUND'S
                  INVESTMENTS--TEMPORARY INVESTMENTS" TO INDICATE THAT THE
                  INVESTMENTS WILL BE LIQUID.

                           Response 32. The disclosure has been revised
                           accordingly.

COMMENT 33.       INVESTMENT RESTRICTIONS 4 (BORROWING) AND 6 (SENIOR
                  SECURITIES) INDICATE THAT SUCH ACTIVITIES MAY BE ENGAGED IN TO
                  THE EXTENT PERMITTED BY THE 1940 ACT AND THE RULES,
                  REGULATIONS, OR OTHER RELIEF GRANTED THEREUNDER. ADD
                  DISCLOSURE AT AN APPROPRIATE LOCATION THAT EXPLAINS WHAT THE
                  1940 ACT CURRENTLY PERMITS OR PROHIBITS AND WHAT IT INTENDS TO
                  DO WITH RESPECT TO THESE ACTIVITIES.

                  ADD DISCLOSURE WHICH STATES THE FUND'S FUNDAMENTAL POLICY
                  REGARDING INVESTMENT IN REAL ESTATE.

                           Response 33. This disclosure is currently included
                           under the sections "The Fund's Investments--Other
                           Investments--Borrowing" and "Repurchase of Common
                           Shares." A fundamental policy regarding investment in
                           real estate has been added.

COMMENT 34.       DISCLOSURE CAPTIONED "MANAGEMENT OF THE FUND--PORTFOLIO
                  MANAGERS" STATES: "THE FUND'S ASSETS ARE MANAGED WITHIN THE
                  EMERGING MARKETS DEBT TEAM. THE

                                                                         Page 12

March 21, 2007

                  TEAM CONSISTS OF PORTFOLIO MANAGERS AND ANALYSTS. CURRENT
                  MEMBERS OF THE TEAM WHO ARE JOINTLY AND PRIMARILY RESPONSIBLE
                  FOR THE DAY-TO-DAY MANAGEMENT OF THE FUND ARE . . . MEMBERS OF
                  THE TEAM COLLABORATE TO MANAGE THE ASSETS OF THE FUND. THE
                  COMPOSITION OF THE TEAM MAY CHANGE WITHOUT NOTICE FROM TIME TO
                  TIME." REVISE THE DISCLOSURE TO CLARIFY THAT OTHER PORTFOLIO
                  MANAGERS ON THE TEAM, IF ANY, DO NOT COLLABORATE IN MANAGING
                  THE FUND. WITH RESPECT TO THE UNDERLINED DISCLOSURE, WILL THE
                  FUND GIVE NOTICE OR INFORM SHAREHOLDERS WHEN PORTFOLIO
                  MANAGERS CHANGE?

                           Response 34. We have revised the disclosure as
                           follows: "The Fund's assets are managed within the
                           Emerging Markets Debt team. Current members of the
                           team who are jointly and primarily responsible for
                           the day-to-day management of the Fund are . . .
                           Certain other members of the team collaborate to
                           manage the assets of the Fund, but are not primarily
                           responsible for the day-to-day management of the
                           Fund. The composition of the team may change from
                           time to time." We believe that this revised
                           disclosure complies with Item 21 of Form N-2, which
                           only requires the disclosure of information on the
                           portfolios managers that are responsible for the
                           day-to-day management of the Fund's portfolio. While
                           the unnamed members of the team are not responsible
                           for the day-to-day management of the Fund's
                           portfolio, they may have some involvement in the
                           management of the portfolio. The Fund will update
                           information regarding its portfolio managers as
                           required by Rule 8b-16 under the 1940 Act.

COMMENT 35.       REFORMAT THE SECOND PARAGRAPH UNDER THIS SUB-CAPTION SO AS TO
                  PRESENT THE INFORMATION IN TABULAR FORM.

                           Response 35. We respectfully acknowledge your
                           comment, but we believe that the format of the
                           current disclosure complies with Form N-2 and is not
                           confusing to investors.

COMMENT 36.       RECONCILE THE STATEMENTS MADE IN THE LAST TWO SENTENCES OF THE
                  FIRST PARAGRAPH UNDER THE DISCUSSION CAPTIONED "DIVIDENDS AND
                  DISTRIBUTIONS; DIVIDEND REINVESTMENT PLAN" REGARDING THE
                  DISTRIBUTION OF CAPITAL GAINS.

                           Response 36. The disclosure has been revised
                           accordingly.

COMMENT 37.       WITH RESPECT TO THE DISCLOSURE CAPTIONED "CERTAIN PROVISIONS
                  OF MARYLAND LAW AND OF THE FUND'S CHARTER AND BYLAWS--CONTROL
                  SHARE ACQUISITION," IT IS THE VIEW OF THE STAFF THAT THE
                  FUND'S RELIANCE ON THE PROVISIONS OF MARYLAND'S CONTROL SHARE
                  STATUTE MAY CONSTITUTE A VIOLATION OF SS.18(I) OF THE 1940
                  ACT. THE FUND SHOULD ADD DISCLOSURE CONSISTENT WITH THE
                  STAFF'S POSITION OR EXPLAIN WHY IT BELIEVES IMPLEMENTATION AND
                  RELIANCE ON THE STATUTE MAY BE APPROPRIATE.

                                                                         Page 13

March 21, 2007

                           Response 37. This disclosure has been removed because
                           it is not applicable to the Fund.

COMMENT 38.       THE FILING DOES NOT CONTAIN THE SIGNATURES REQUIRED BY SS.6 OF
                  THE SECURITIES ACT.

                           Response 38. At the time of the initial filing, Mr.
                           Robison was the Fund's sole director. When
                           Pre-Effective No. 1 is filed, thirteen other
                           directors will have been elected and will execute the
                           signature page of the filing as required by Section 6
                           of the Securities Act.

                              * * * * * * * * * * *

         As you have requested and consistent with SEC Release 2004-89, the Fund hereby acknowledges that:

o        the Fund is responsible for the adequacy and accuracy of the disclosure in the filing;

o        should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the
         Commission from taking any action with respect to the filing;

o        the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

o        the Fund may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

         If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 762-5262,
Stuart M. Strauss of Clifford Chance US LLP at (212) 878-4931 or Allison M.
Harlow of Clifford Chance US LLP at (212) 878-4988. Thank you.

Best regards,

/s/ Lou Anne McInnis

Lou Anne McInnis